Mail Stop 0308

              June 15, 2005

Donald Devine, President
Devine Entertainment Corporation
Suite 504, 2 Berkeley Street
Toronto, Ontario, Canada  M5A 2W3

Re:  	Devine Entertainment Corporation
      Form 10-SB/A
      Filed May 26, 2005
      File No. 0-51168

Dear Mr. Devine:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1.  Description of Business, page 2

Expansion of the Business, page 4
1. We note your response to comment 7 in our letter dated March
15,
2005. However, it does not appear you have indicated approximately when you anticipate taking the steps you refer to, and the amount of funds you will need to do so. Please advise or revise.



The Company`s Film Library, page 6
2. You disclose that your film library has consistently generated revenues in excess of one million dollars per year since 2000. This amount is not supported by the disclosures you have included in the notes to your financial statements. Please explain how you calculated this number.

Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operation, page 9

Revenues, page 14
3. We note that you recorded revenues totaling approximately $3,200,000 related to your film Bailey`s Billion$. We note that you sold distribution rights in certain foreign countries. Tell us whether there were any restrictions in the distribution agreements.
Tell us whether there were restrictions that prevented the release of the film prior to release in the United States and Canada.
Provide
us with examples of the distribution agreements. Also, please provide us with more information concerning the revenues generated with respect to Canadian distribution and equity sales. Specifically, with regard to equity sales, tell us in more detail what you sold, what consideration you received and what arrangements were made with respect to future revenues of the film.

Earnings Per Share, page 15
4. We note your response to comment 12 in our letter dated March
15,
2005. In this regard, you disclose in Item 4 that you issued six million shares to insiders, although your consolidated statement of stockholders` equity indicates that you issued 4,717,082 to related parties. Please revise, or provide reconciliation to us.

Item 8.  Description of Securities, page 30
5. We note your response to comment 21 in our letter dated March
15,
2005 and your revised disclosure. However, the basis for your conclusion that the reorganization will not have any potential business or financial impact is unclear. Please advise or revise the
Business and Management`s Discussion and Analysis sections to address the potential business and financial impact of this discretionary capital reorganization. For example, please discuss the business or financial impact if the reorganization is not reapproved at future annual meetings. As another example, please discuss any impact on your ability to raise equity capital as a result of the potential reorganization. These are only examples.
6. In addition, the impact on your Section 12(g) registration in the event of the capital reorganization remains unclear. Please further expand your response to comment 21 in our letter dated March 15, 2005, to clarify what action you will take to maintain or cease your reporting obligations.

Financial Statements
7. Amend your filing to include financial statements for the period ended March 31, 2005, as required by Item 310 of Regulation S-B. If financial statements are as of a date one hundred and thirty-five days more prior to the date a registration statement becomes effective, then the financial statements for the interim period ended within one hundred and thirty-five days should be included.
8. Please disclose the reporting currency on the face of your financial statements.
9. We note your response to comment 14 in our letter dated March
15,
2005. Please explain in detail the transactions between the company and Devine Entertainment Limited Partnership. In this regard, it appears that the company advanced to an unrelated third party $494,550, who in turn advanced such money to the partnership. Then the partnership advanced such money back to the company. Please explain the business purpose for such circularity. Furthermore, you indicate that you are consolidating the partnership, therefore, please explain why the advances (receivable) would not eliminate against the loan payable on the partnership`s balance sheet, or eliminated completely since it appears the third party loan was converted to preferred stock. In short, explain if this receivable is expected to be realized. We may have further comment.

10. We note your response to comment 31 of our letter dated March
15,
2005. In this regard, convertible debt instruments with detachable warrants are generally accounted for separately. Please provide to us your analysis with respect to this issue, and if necessary, revise your US GAAP reconciliation note accordingly. Generally, the portion of the proceeds that is allocated to the warrants should be accounted for as equity and any resulting discount on the debt should be recognized using the interest method. See APB-14, paragraph 16.

Note 6 - Investment in Film, Television Programs and Recordings

11. We have read your response to comment 29 in our letter dated March 15, 2005. Please provide us with a schedule that shows the original capitalized costs, revenue and amortization by year since completion and current net capitalized value for each title that you include in your film library that was disclosed in your description of business. Provide us with your estimates for future revenue for each title as of December 31, 2004. Additionally, please explain to us how you determined the fair value of your current film library, by title.

Note 20 - Segmented Information
12. Please tell us why you have not disclosed a measure of segment profit or loss.
Note 21 - Reconciliation to United States GAAP
13. It appears that, under SFAS 150, your redeemable preferred shares would be classified as a liability under U.S. GAAP. Revise your disclosures to clarify this as well as to more clearly disclose that your equity under U.S. GAAP would be less than that under Canadian GAAP.

Recent Sales of Unregistered Securities, page 37
14. We note your response to comment 23 in our letter dated March
15,
2005. However, it does not appear you have identified in each issuance the persons or entities who received the unregistered securities. See, for example, the issuances of April 7 and June 30,
2004.

*	*	*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Robert Babula, Staff Accountant, at (202)
551-
3339 or Michael Moran, Senior Staff Accountant, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3725 with any other questions.

      Sincerely,


                 H. Christopher Owings
                 Assistant Director

cc:	Daniel A. Aetna, Esq.
	Fax:  (212) 545-3322
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David Devine
Devine Entertainment Corporation
June 15, 2005
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